Nuveen Enhanced Corporate Opportunities Fund N-2A

Exhibit 99.k.3

Nuveen Enhanced Corporate Opportunities Fund

Multi-Class Plan

This document constitutes a Plan (the “Multiple Class Plan”) of Nuveen Enhanced Corporate Opportunities Fund (the “Fund”), a closed-end management investment company that continuously offers its common shares of beneficial interest and is operated as an “interval fund” and is organized as a Massachusetts business trust. This Multiple Class Plan is subject to amendment by action of the Board of Trustees (the “Board”) of the Fund and without the approval of shareholders of any class, to the extent permitted by law and by the governing documents of the Fund.

Rule 18f-3 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Board of Trustees of an open-end investment company desiring to offer multiple classes pursuant to the Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges. Although the Rule applies only to open-end investment companies and not closed-end interval funds, the Fund intends to rely on relief granted by the Securities and Exchange Commission (the “Multi-Class Relief”) permitting the Fund, as an interval fund under Rule 23c-3 under the 1940 Act, to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges so long as the Fund complies with the provisions of certain rules under the 1940 Act as if they apply to closed-end investment companies, including the Rule.

The Board, including a majority of the non-interested Board members, has determined that the following separate arrangement and expense allocation, and the related conversion features, if any, and exchange privileges, of each class of the Fund are in the best interest of each class of the Fund individually and the Fund as a whole.

1.	CLASS DESIGNATION.

Shares of the Fund shall be divided into Class A1 Common Shares, Class A2 Common Shares and Class I Common Shares. Shares of each class of the Fund shall represent an equal pro rata interest in the Fund, and, generally, shall have identical voting, distribution, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except as set forth below. Each class shall be subject to any investment minimums and other conditions of eligibility as may be set forth in the Fund’s prospectus or statement of additional information as in effect from time to time.

2.	SALES CHARGES AND DISTRIBUTION AND SERVICE FEES.

(a) Initial Sales Charge. Class A1 Common Shares will be traditional front-end sales charge shares, offered at their net asset value (“NAV”) plus an initial sales charge as described in the Fund’s prospectus as in effect from time to time.

Class A2 Common Shares and Class I Common Shares will be offered at their NAV without an initial sales charge.

(b) Service and Distribution Fees. As to the shares of Class A1 Common Shares and Class A2 Common Shares, the Fund will pay service and/or distribution fees under the Plan from time to time in effect adopted for Class A1 Common Shares and Class A2 Common Shares (the “Distribution and Service Plan”), at such rates as are set by the Board. The Multi-Class Relief requires the Fund and any such Distribution and Service Plan to comply with the provisions of Rule 12b-1 under the 1940 Act.

Pursuant to the Distribution and Service Plan as to Class A1 Common Shares, the Fund will pay an aggregate fee at the annual rate of 0.75% of the average daily net assets of the Class A1 Common Shares, or such other rate as set by the Board from time to time.

Pursuant to the Distribution and Service Plan as to Class A2 Common Shares, the Fund will pay an aggregate fee at the annual rate of 0.50% of the average daily net assets of the Class A2 Common Shares, or such other rate as set by the Board from time to time.

Class I Common Shares do not have a Distribution and Service Plan.

(c) Contingent Deferred Sales Charges (“CDSC”). Subject to some waiver exceptions, Class A1 Common Shares and Class A2 Common Shares will be subject to a CDSC equal to 1.50% of the lower of the cost or the NAV of such shares if the shares are redeemed for cash on or before the first day of the month in which the one-year anniversary of the original purchase falls.

Class I Common Shares will not be subject to a CDSC.

(d) Repurchase Fee. The Fund may impose a repurchase fee of up to 2.00% on any shares accepted for repurchase by the Fund, as described in the Fund’s prospectus as in effect from time to time.

3.	CLASS-SPECIFIC EXPENSES

(a) The following expenses shall be allocated, to the extent such expenses can reasonably be identified as relating to a particular class, on a class-specific basis: (i) fees under the Distribution and Service Plan applicable to a specific class (net of any CDSC paid with respect to shares of such class and retained by the Fund) and any other costs relating to implementing or amending such Plan, including obtaining shareholder approval of such Plan or any amendment thereto; (ii) transfer and shareholder servicing agent fees and shareholder servicing costs identifiable as being attributable to the particular provisions of a specific class; (iii) stationery, printing, postage and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific class; (iv) Securities and Exchange Commission registration fees incurred by a specific class; (v) Board fees or expenses identifiable as being attributable to a specific class; (vi) fees for outside accountants and related expenses relating solely to a specific class; (vii) litigation expenses and legal fees and expense relating solely to a specific class; (viii) expenses incurred in connection with shareholders meetings as a result of issues relating solely to a specific class and (ix) other expenses relating solely to a specific class, provided, that advisory fees and other expenses related to the management of the Fund’s assets (including custodial fees and tax-return preparation fees) shall be allocated to all shares of the Fund on the basis of NAV, regardless of whether they can be specifically attributed to a particular class. All common expenses shall be allocated to shares of each class at the same time they are allocated to the shares of all other classes. All such expenses incurred by a class of shares will be charged directly to the net assets of the particular class and thus will be borne on a pro rata basis by the outstanding shares of such class. The Fund’s Blue Sky expenses will be treated as common expenses.

(b) Expenses of the Fund shall be apportioned to each class of shares depending upon the nature of the expense item. For each of the class-specific expenses listed above, any Vice President and/or Chief Compliance Officer, or their respective designees, shall determine, subject to Board approval or ratification, which such categories of expenses will be treated as class-specific expenses, consistent with applicable legal principles under the 1940 Act and the Internal Revenue Code of 1986, as amended (the “Code”), or any private letter ruling with respect to the Fund issued by the Internal Revenue Service.

(1) Expenses in category (3)(a)(i) above must be allocated to the class for which such expenses are incurred.

(2) With respect to all other approved class-specific expenses, the total amount of such class-specific expenses shall be allocated to each of the separate classes of shares based on the relative net assets of those classes.

(3) In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a class-specific expense can no longer be attributed to a class, it shall be charged to the Fund for allocation among all of the Fund’s classes of shares, as may be appropriate. However, any additional class-specific expenses not specifically identified above, which are subsequently identified and determined to be properly allocated to one class of shares, shall not be so allocated until approved by the Board, as appropriate, in light of the requirements of the 1940 Act and the Code.

4.	INCOME AND EXPENSE ALLOCATIONS.

Income, realized and unrealized capital gains and losses and expenses not allocated to a class as provided above shall be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

5.	DIVIDENDS AND DISTRIBUTIONS.

Dividends and distributions paid by the Fund on each class of its shares, to the extent paid, will be calculated in the same manner and will be paid at the same time, except that the amount of the dividends declared and paid by a particular class may be different from that paid by another class because of expenses borne exclusively by that class.

6.	NET ASSET VALUE.

The NAV of each share of a class of the Fund shall be determined in accordance with the Declaration of Trust of the Fund with appropriate adjustments to reflect the allocations of expenses, income and realized and unrealized capital gains and losses of the Fund between or among its classes as provided above.

7.	VOTING RIGHTS.

Shareholders of each class will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to such class, and will have separate voting rights on any matter submitted to shareholders in which the interests of that class differ from the interests of any other class.

This Plan is qualified by and subject to the terms of the then current prospectus for the applicable Fund; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms contained herein. The prospectus for the Fund contains additional information about the Fund’s classes and its multiple class structure.

This Plan has been adopted for the Fund with the approval of, and all material amendments thereto must be approved by, a majority of the members of the Board of the Fund, including a majority of the Board members who are not interested persons of the Fund.

Approved and Adopted by the Board as of:

April 29, 2026